SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 19, 2020

List of materials

Documents attached hereto:

i) Press release: Announcement Concerning Change in Representative Corporate Executive Officers

May 19, 2020

Announcement Concerning Change in
Representative Corporate Executive Officers

Sony Corporation today announced a change in Representative Corporate Executive Officers as follows.

1.	Reason for Change
Change of management

2.	Newly appointed Representative Corporate Executive Officer
	Name:	Shigeki Ishizuka
	New Title:	Vice Chairman, Representative Corporate Executive Officer
Officer in charge of Electronics Products & Solutions Business
Officer in charge of Storage Media Business
	Current Title:	Senior Executive Vice President
Officer in charge of Electronics Products & Solutions Business
Officer in charge of Storage Media Business

3.	Brief personal history and other information about the newly appointed Representative Corporate Executive Officer

	Date of Birth:	November 14, 1958

Brief Personal History
	April 1981	Joined Sony Corporation
	August 2004	Managing Director, Corporate Executive, Sony EMCS Corporation
	November 2006	President, Digital Imaging Business Group, Sony Corporation
	June 2007	SVP, Corporate Executive, Sony Corporation
	June 2009	President, Device Solutions Business Group, Sony Corporation
	April 2012	President, Digital Imaging Business Group, Sony Corporation
	April 2015	EVP, Corporate Executive Officer
in charge of Imaging Products & Solutions Business, Sony Corporation
	April 2017	Representative Director and President, Sony Imaging Products & Solutions Inc.
(present)
	April 2018	EVP, Corporate Executive Officer, Sony Corporation
Officer in charge of Mobile Communications Business and Storage Media
Business, Sony Corporation
	June 2018	Senior EVP, Sony Corporation
Officer in charge of Imaging Products & Solutions Business, Mobile
Communications Business and Storage Media Business, Sony Corporation
	April 2019	Senior EVP, Sony Corporation (present)
Officer in charge of Electronics Products & Solutions Business and Storage
Media Business, Sony Corporation (present)
	April 2020	Representative Director, President and CEO, Sony Electronics Corporation
(present)
	Number of Sony Corporation’s Shares Held:	17,713 shares

4.	Effective Date of Appointment
June 1, 2020

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